SULTAN MINERALS INC.

1400 – 570 Granville Street
Vancouver, BC Canada V6C 3P1
Tel: (604) 687-4622 Fax: (604) 687-4212
Toll free: 1-888-267-1400
Email: Investor@langmining.com

SUL-TSX VENTURE

04046012

November 4, 2004

VIA FEDERAL EXPRESS

United States Securities and Exchange Commission
Office of International Corporate Finance
450 5th Street, N.W.
Judiciary Plaza
Washington, D.C. U.S.A. 20549

SUPPL

Dear Sirs/Mesdames:

Re: **Sultan Minerals Inc.** (the "Company")
Rule 12(g)3-2(b) Exemptions – File #82-4741

Under the United States Securities Exchange Act of 1934

Please find enclosed for 12(g) Exemption status the documents required to be filed with the British Columbia Securities Commission and the TSX Venture Exchange. Please note that the Company is a foreign issuer and its securities are neither traded in the United States nor quoted on NASDAQ.

We trust that the information included in this package is complete. However, should you have any questions regarding the foregoing, please do not hesitate to contact the writer.

Sincerely,

SULTAN MINERALS INC.

Shannon Ross
Corporate Secretary & CFO

Enclosure

United States Sec Filing
November 4, 2004

Sultan Minerals Inc.
12(g)3-2(b) Exemption Application
Schedule "A"

PART I – Documents *Required to be Made Public* pursuant to the laws of the Province of British Columbia and the TSX Venture Exchange in connection with:

News Releases

1. Sultan Mineral Inc. Triples the Size of its Two Silver & Gold Properties in Peru – dated October 5, 2004.
2. Sultan Minerals Inc. Announces Geophysical Results and Diamond Drill Plans for Stephens Lake Nickel Project; Manitoba – dated October 12, 2004.
3. Sultan Becomes Fully Vested in Three Claims & Considers Future Development Options for the Kena Gold Property, BC – dated October 26, 2004.

// SULTAN MINERALS INC.
Suite 1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
www.sultanminerals.com / www.langmining.com

October 5, 2004

Ticker Symbol: **SUL**-TSX Venture
SEC 12g3-2(b): 82-4741

SULTAN MINERALS INC. TRIPLES THE SIZE OF ITS TWO SILVER & GOLD PROPERTIES IN PERU

Sultan Minerals Inc. ("Sultan") is pleased to announce that it is tripling the size of its Coripampa 1 & 2 silver and gold properties in southern Peru. The additional land is required in order to secure favourable alteration zones that continue beyond the border of the original properties.

Following the advice of its geologists, who are currently carrying out a surface mapping and lithological sampling program on the properties, Sultan applied for an additional 1,200 hectares of ground at Coripampa 1 and an additional 1,200 hectares at Coripampa 2. The applications were filed on August 24 and have now been admitted. Consequently, posters for this ground were announced in the official newspaper, Diario Oficial "El Peruano", on Thursday, September 30, 2004.

The two Coripampa properties are new, low sulfidation, epithermal silver and gold discoveries in the established Peruvian precious metal mining belt (map available at **www.sultanminerals.com**), which hosts the world-class Yanacocha Gold, Pierina Gold, Arcata Silver and Caylloma Silver mines. Located 50 km northwest of the historic Arcata Silver Mine, the Coripampa showings are situated midway between the recently discovered Pico Machay gold property of Absolut Resources Corp. and the Liam gold-silver property of Southwestern Resources Corp. The high-grade Selene Gold mine and numerous pre-Columbian workings lie within 20 km of the properties.

South American Management S.A., (SAMSA) a Chilean geological consulting service is currently completing a mapping and sampling program over the two properties. SAMSA have advised Sultan that "the geology and potential of the areas looks very good". SAMSA also report that Coripampa 1 shows potential for low sulfidation vein style silver and gold mineralization while Coripampa 2 is a large silicified stockwork. SAMSA have taken 317 channel samples from the property and results are expected to be available in a few days.

For further information on the Company's projects, visit the Company's website at www.sultanminerals.com

Arthur G. Troup, P.Eng.,Geol.
President and CEO

For further information please contact:
Investor Relations
Tel: (604) 687-4622 Fax: (604) 687-4212
T. J. Malcolm Powell – Email: IR@langmining.com
Robin Merrifield – Email: info@sultanminerals.com

SULTAN MINERALS INC.

Suite 1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
www.sultanminerals.com

October 12, 2004

TSX Venture Exchange Symbol: **SUL**
SEC 12g3-2(b): 82-4741

Sultan Minerals Inc. Announces Geophysical Results and Diamond Drill Plans for Stephens Lake Nickel Project; Manitoba

Sultan Minerals Inc. (SUL-TSX-V), Cream Minerals Ltd. (CMA-TSX-V) and ValGold Resources Ltd. (VAL-TSX-V) (the "Optionees") are pleased to report that BHP Billiton Diamonds Inc. ("BHP Billiton") has advised that a diamond drill program is planned for the Stephens Lake nickel property in Manitoba. The drill program is expected to commence in January 2005 and will test four large, airborne geophysical targets on the 170,482-hectare property. Two additional targets will be drill tested on the adjacent Big Claim Property under option to BHP Billiton from ValGold Resources Ltd.

The 75 kilometre long Stephens Lake Property, situated 100 kilometres east of Gillam Manitoba, is held jointly by Sultan Minerals Inc., Cream Minerals Ltd. and ValGold Resources Ltd. The property is under option to BHP Billiton Diamonds Inc. whereby BHP Billiton has been granted options to acquire an initial 51% interest and ultimately a 70% interest in the property (see News Releases of February 9, 2004 and April 19, 2004).

In March 2004, BHP Billiton flew a large airborne magnetics survey over the property to identify ultra-mafic targets within a stratigraphic package believed to be an extension of the Thompson Nickel Belt. Several bodies of interest were defined during the aeromagnetic survey and were followed up with a VTEM helicopter electromagnetic survey to determine if the targets were possibly conductive nickel-sulphide mineralization.

The VTEM survey defined an extensive, stratigraphic package of linear coincident electromagnetic and magnetic features. As Ni-Cu-PGE mineralization is usually both magnetic and conductive, targets were selected along these trends where structural complexities and more intense geophysical responses were apparent.

The following table lists the principal targets identified by the VTEM survey and gives their significant characteristics.

Anomaly	Length (Metres)	Depth to Top (Metres)	Dip	Recommended Action
TROUT 1	850	200	South	Drill
SLEM 01	600	150	Vertical	Drill
SLEM 02	3,500	160	North	Drill
SLEM 03	400	140	North	Secondary Target
SLEM 04	1,700	200	North	Low Priority
SLEM 05	800	130	South	Secondary Target
SLEM 06	900	240	Vertical	Drill
BEM 001	2,000	233	60 north	Drill
BEM 002	2,500	205	Vertical	Drill
BEM 003	800	140	60 north	Low Priority
BEM 004	400	167	60 north	Low Priority

The Trout 1 target is an intriguing, isolated anomaly. The SLEM-01 to SLEM-05 targets are all linear, stratiform anomalies and the SLEM-06 is an isolated intrusive like magnetic-only anomaly emplaced along a dyke.

The BEM-001 to BEM-004 targets are linear stratiform anomalies located on ValGold's Big Claim Property (see News Releases of February 6, 2003 and May 11, 2004).

Drilling is expected to commence in mid January 2005 and will involve a minimum of 2,000 metres of diamond drilling. Startup of the program is dependant upon snow and ice conditions along a winter road that extends east from Gillam Manitoba.

For further information on the Company's projects, visit www.sultanminerals.com.

Arthur G. Troup, P.Eng., Geol.
President

For further information please contact:
Investor Relations
Tel: (604) 687-4622 Fax: (604) 687-4212
T. J. Malcolm Powell - Email: IR@langmining.com
Robin Merrifield - Email: info@sultanminerals.com

SULTAN MINERALS INC.

Suite 1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
www.sultanminerals.com

October 26, 2004

TSX Venture Exchange Symbol: SUL
SEC 12g3-2(b): 82-4741

SULTAN BECOMES FULLY VESTED IN THREE CLAIMS & CONSIDERS FUTURE DEVELOPMENT OPTIONS FOR THE KENA GOLD PROPERTY, BC.

Sultan Minerals Inc. ("Sultan") is pleased to announce that it has reached an agreement to modify the terms of the Tough Nut Claim Group option agreement dated September 25, 2001 (the "Agreement"). Under the modified terms, subject only to a 3% Net Smelter Return royalty payable to the Optionor, all cash and share consideration paid to the owner of the claims to date is deemed sufficient consideration to allow Sultan to be fully vested in three of the Tough Nut Claim Group claims, namely the EP, PY and SK claims located on the north end of the Silver King Batholith. The balance of the claims initially optioned under the Agreement will be returned to the applicable owners.

Exploration completed by Sultan over the past three years has demonstrated that the Silver King Batholith is a favourable host for gold mineralization. In July 2004, the Company released its initial resource calculation for the Kena and Gold Mountain zones, which occur within and adjacent to the Silver King Batholith. The study showed a combined resource of 24,000,000 tonnes containing 381,000 ounces of gold in the measured and indicated category with an additional 389,000 ounces in the inferred category (refer to News Release of June 7th 2004, and NI 43-101 Technical Report dated June 3, 2004, co-authored by Gary Giroux, P.Eng. and Linda Dandy, P.Geo.). The resource has an average grade of 1.0 g/t using a cut off grade of 0.5 g/t gold. Geological mapping studies have since indicated that a revised drill plan may increase the gold grade of the two zones (see News Release of September 28, 2004).

The Company is currently considering its options for the future exploration and development of the Kena Gold Property. Sultan has recently received expressions of interest in the Kena Property from several parties.

For further information on the Company's projects, visit www.sultanminerals.com.

Arthur G. Troup, P.Eng., Geol.
President and CEO

For further information please contact:
Investor Relations
Tel: (604) 687-4622 Fax: (604) 687-4212
T. J. Malcolm Powell – Email: IR@langmining.com
Robin Merrifield – Email: info@sultanminerals.com